Ralcorp Holdings, Inc. P.O. Box 618 St. Louis Missouri 63188-0618
April 2, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: Ann Nguyen Parker
                 Branch Chief, Division of Corporation Finance
Re:	Ralcorp Holdings, Inc.
Registration Statement on Form S-4
Filed February 5, 2010
File No. 333-164747
Dear Ms. Parker:
          I am writing this letter on behalf of Ralcorp Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated February 24, 2010 regarding the above-referenced registration statement filed by the Company. In order to respond to the comment letter of the Staff, the Company will file Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”). This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Registration Statement on Form S-4
1.	We will not be in a position to take your Form S-4 filing effective until our outstanding comments regarding your Form 10-K for the fiscal year ended September 30, 2009 have been resolved.
          Response: The Company acknowledges the Staff’s comment.
2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
          Response: Concurrently with this response, the Company is supplementally providing the Staff with a letter (Attachment A) containing the information requested in the Staff’s comment.
Exhibit 99.1 — Letter of Transmittal

U.S. Securities and Exchange Commission
April 2, 2010

3.	Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he or she has “read,” “reviewed” or “understands” all of the terms of the exchange offer.
          Response: The Company has modified the language in the letter of transmittal in response to the Staff’s comment. Please see page 1 and 4 of the letter of transmittal, which is attached hereto as Attachment B and will be filed as Exhibit 99.1 to the Amendment.
Exhibit 5.1 — Legality Opinion
4.	We note the paragraph of the legality opinion that begins with the following language: “We have assumed, with your permission, that each of the Guarantors organized under the laws of a state other than the State of New York or Missouri has been duly organized and is validly existing in good standing under the laws of such state [emphasis added]... .” We also note the following language: “Our opinion herein reflects only the application of applicable New York and Missouri law (excluding the securities and blue sky laws of such States, as to which we express no opinion), and the federal laws of the United States [emphasis added]. ...In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administration agency.” Please obtain a revised legality opinion that covers the laws of each and every state in which a Guarantor is formed or incorporated.
          Response: The Company has obtained the requisite legality opinions, forms of which are attached hereto as Attachments C-F, and executed copies of which will be filed as Exhibits 5.1, 5.2, 5.3 and 5.4 to the Amendment.

          I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Norman Gholson U.S. Securities and Exchange Commission

Thomas G. Granneman

Attachment A

Ralcorp Holdings, Inc. P.O. Box 618 St. Louis Missouri 63188-0618
April 2, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: Ann Nguyen Parker
Branch Chief, Division of Corporation Finance
Re:	Ralcorp Holdings, Inc. Registration Statement on Form S-4 Filed February 5, 2010 File No. 333-164747
Dear Ms. Parker:
     In connection with the exchange offer being made by Ralcorp Holdings, Inc. (the “Company”) pursuant to the prospectus contained in the above-referenced registration statement and related letter of transmittal, this letter will confirm the following:
     1. The Company is registering the exchange offer in reliance upon the position of the Staff of the Commission enunciated in the no-action letter issued to Exxon Capital Holdings Corporation (available May 13, 1988).
     2. The Company has not entered into any arrangement or understanding with any person to distribute the notes to be received in the exchange offer (the “Registered Notes”) in exchange for the Company’s outstanding notes (the “Private Notes”) and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Registered Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offer and is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Registered Notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Registered Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
     3. A broker-dealer may participate in the exchange offer with respect to Private Notes acquired for its own account as a result of market-making or other trading activities provided that the

U.S. Securities and Exchange Commission
April 2, 2010

broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes and the Company (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the exchange offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the exchange offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     The transmittal letter to be executed by the exchange offeree in order to participate in the exchange offer includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Norman Gholson U.S. Securities and Exchange Commission

Thomas G. Granneman

Attachment B
RALCORP HOLDINGS, INC.
LETTER OF TRANSMITTAL
Offer For All Outstanding
6.625% Notes Due 2039
in exchange for
6.625% Notes Due 2039
which have been registered under the
Securities Act of 1933, as amended
Pursuant to the Prospectus dated                     , 2010
The Exchange Agent for the Exchange Offer is:

Deutsche Bank Trust Company Americas

By Regular, Registered or Certified Mail: DB Services Tennessee, Inc. P.O. Box 305050 Nashville, Tennessee 37211 Attn: Reorganization Unit	By Facsimile Transmission or Electronic Mail (for Eligible Institutions Only): (615) 866-3889 DB.Reorg@db.com For Information: 1-800-735-7777	For Hand or Overnight Delivery: DB Services Tennessee, Inc. 648 Grassmere Park Road Nashville, Tennessee 37211 Attn: Reorganization Unit

The Exchange Offer and withdrawal rights will expire at , Eastern Standard Time, on , 2010, unless extended (the “Expiration Date”). Tenders may be withdrawn prior to , Eastern Standard Time, on the Expiration Date.
     Delivery of this Letter of Transmittal to an address other than as set forth above, or transmission of instructions via a facsimile to a number other than as listed above, will not constitute a valid delivery.
     The instructions contained herein should be read carefully before this Letter of Transmittal is completed.
     The undersigned acknowledges that he or she has received the Prospectus, dated January ___, 2010, referred to as the Prospectus, of Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp ”), and this Letter of Transmittal, which together constitute Ralcorp’s offer, referred to as the Exchange Offer, to exchange an aggregate principal amount of up to $300,000,000 of its 6.625% Notes due 2039 which have been registered under the Securities Act of 1933, as amended, referred to as the Exchange Notes, for a like principal amount of its issued and outstanding 6.625% Notes due 2039, referred to as the Outstanding Notes. Capitalized terms used but not defined herein shall have the same meaning given to them in the Prospectus, as it may be amended or supplemented.
     This Letter of Transmittal is to be completed by a holder of Outstanding Notes either if (a) certificates for such Outstanding Notes are to be forwarded herewith or (b) a tender of Outstanding Notes is to be made by book-entry transfer to the account of Deutsche Bank Trust Company Americas, the Exchange Agent for the Exchange Offer, at The Depository Trust Company, or DTC, pursuant to the procedures for tender by book-entry transfer set forth under “The Exchange Offer—Procedures for Tendering Outstanding Notes—Book-Entry Transfers” in the Prospectus. Certificates or book-entry confirmation of the transfer of Outstanding Notes into the Exchange Agent’s account at DTC, as well as this Letter of Transmittal or a facsimile hereof, properly completed and duly executed, with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein on or prior to the Expiration Date. Tenders by book-entry transfer may also be made by delivering an agent’s message in lieu of this Letter of Transmittal. The term “book-entry confirmation” means a confirmation of a book-entry transfer of Outstanding Notes into the Exchange Agent’s account at DTC. The term “agent’s message” means a message to the Exchange Agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the Letter of Transmittal and that Ralcorp may enforce the Letter of Transmittal against such holder. The agent’s message forms a part of a book-entry transfer.
     If Outstanding Notes are tendered pursuant to book-entry procedures, the Exchange Agent must receive, no later than                     , Eastern Standard Time, on the Expiration Date, book-entry confirmation of the tender of the Outstanding Notes into the Exchange Agent’s account at DTC, along with a completed Letter of Transmittal or an agent’s message.
     By crediting the Outstanding Notes to the Exchange Agent’s account at DTC and by complying with the applicable procedures of DTC’s Automated Tender Offer Program, or ATOP, with respect to the tender of the Outstanding Notes, including by the transmission of an agent’s message, the holder of Outstanding Notes acknowledges and agrees to be bound by the terms of this Letter of Transmittal, and the participant in DTC confirms on behalf of itself and the beneficial owners of such Outstanding Notes all provisions of this Letter of Transmittal as being applicable to it and such beneficial owners as fully as if such participant and each such beneficial owner had provided the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.
     Holders of Outstanding Notes whose certificates for such Outstanding Notes are not immediately available or who are unlikely to be able to deliver all required documents to the Exchange Agent on or prior to the Expiration Date or who cannot complete a book-entry transfer on a timely basis may tender their Outstanding Notes according to the guaranteed delivery procedures described in “The Exchange Offer—Procedures for Tendering Outstanding Notes—Guaranteed Delivery” in the Prospectus.
     Delivery of documents to DTC does not constitute delivery to the Exchange Agent.
     The undersigned has completed the appropriate boxes below and signed this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Exchange Offer.
     List below the Outstanding Notes to which this Letter of Transmittal relates. If the space provided below is inadequate, the certificate numbers and principal amount of Outstanding Notes should be listed on a separate, signed schedule affixed hereto.

DESCRIPTION OF OUTSTANDING NOTES
Name(s) and Address(es) of Record Holder(s)
or Name of DTC Participant and Participant’s		Aggregate
DTC Account Number in which Notes are Held		Principal Amount	Principal Amount
(Please fill in, if blank)	Certificate Number(s)*	Represented	Tendered **

Total Principal Amount:
* Need not be completed if Outstanding Notes are being tendered by book-entry transfer.
  **    Unless otherwise indicated in this column, a holder will be deemed to have tendered ALL of the Outstanding Notes represented by the Outstanding Notes indicated in the second column. See Instruction 4. Outstanding Notes tendered hereby must be in denominations of $2,000 and any higher integral multiple of $1,000.

☐	CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES ARE ENCLOSED HEREWITH.

☐	CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:

DTC Account Number:

Transaction Code Number:

Date Tendered:
☐	CHECK HERE AND ENCLOSE A PHOTOCOPY OF THE NOTICE OF GUARANTEED DELIVERY IF TENDERED OUTSTANDING NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING (SEE INSTRUCTION 1):

Name(s) of Registered Holder(s)

Window Ticket Number (if any)

Date of Execution of Notice of Guaranteed Delivery

Name of Eligible Institution which Guaranteed Delivery
If Guaranteed Delivery is to be Made by Book-Entry Transfer:

Name of Tendering Institution

DTC Account Number

Transaction Code Number
☐	CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.*

Name:

Address:
*	You are entitled to as many copies as you reasonably believe necessary. If you require more than 10 copies, please indicate the total number required in the following space: .

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
Ladies and Gentlemen:
     The undersigned hereby tenders to Ralcorp the principal amount of Outstanding Notes indicated above, upon the terms and subject to the conditions of the Exchange Offer. Subject to and effective upon the acceptance for exchange of all or any portion of the Outstanding Notes tendered herewith in accordance with the terms and conditions of the Exchange Offer, including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment, the undersigned hereby irrevocably sells, assigns and transfers to or upon the order of Ralcorp all right, title and interest in and to such Outstanding Notes.
     The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as its agent and attorney-in-fact, with full knowledge that the Exchange Agent is also acting as agent of Ralcorp in connection with the Exchange Offer and as trustee under the indenture governing the Outstanding Notes and the Exchange Notes, with respect to the tendered Outstanding Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) subject only to the right of withdrawal described in the Prospectus, to (1) deliver certificates representing such Outstanding Notes, together with all accompanying evidences of transfer and authenticity, to or upon the order of Ralcorp upon receipt by the Exchange Agent, as the undersigned’s agent, of the Exchange Notes to be issued in exchange for such Outstanding Notes, (2) present certificates for such Outstanding Notes for transfer and to transfer the Outstanding Notes on the books of Ralcorp and (3) receive for the account of Ralcorp all benefits and otherwise exercise all rights of beneficial ownership of such Outstanding Notes, all in accordance with the terms and conditions of the Exchange Offer.
     The undersigned hereby represents and warrants that (1) the undersigned has full power and authority to tender, exchange, sell, assign and transfer the Outstanding Notes tendered hereby, (2) Ralcorp will acquire good, marketable and unencumbered title to the tendered Outstanding Notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the Outstanding Notes tendered hereby are not subject to any adverse claims or proxies. The undersigned warrants and agrees that the undersigned will, upon request, execute and deliver any additional documents requested by Ralcorp or the Exchange Agent to complete the exchange, sale, assignment and transfer of the Outstanding Notes tendered hereby. The undersigned agrees to all of the terms and conditions of the Exchange Offer.
     The name(s) and address(es) of the registered holder(s) of the Outstanding Notes tendered hereby should be printed above, if they are not already set forth above, as they appear on the certificates representing such Outstanding Notes. The certificate number(s) and the Outstanding Notes that the undersigned wishes to tender should be indicated in the appropriate boxes above.
     If any tendered Outstanding Notes are not exchanged pursuant to the Exchange Offer for any reason, or if certificates are submitted for more Outstanding Notes than are tendered or accepted for exchange, certificates for such non-exchanged or non-tendered Outstanding Notes will be returned, or, in the case of Outstanding Notes tendered by book-entry transfer, such Outstanding Notes will be credited to an account maintained at DTC, without expense to the tendering holder, promptly following the expiration or termination of the Exchange Offer.
     The undersigned agrees that tenders of Outstanding Notes pursuant to any one of the procedures described in “The Exchange Offer—Procedures for Tendering Outstanding Notes” in the Prospectus and in the instructions attached hereto will, upon Ralcorp’s acceptance for exchange of such tendered Outstanding Notes, constitute a binding agreement between the undersigned and Ralcorp upon the terms and subject to the conditions of the Exchange Offer. The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Outstanding Notes, or, if no interest has been paid, from the date of original issuance of the Outstanding Notes. If your Outstanding Notes are accepted for exchange, then you will receive interest on the Exchange Notes and not on the Outstanding Notes. The undersigned recognizes that, under certain circumstances set forth in the Prospectus, Ralcorp may not be required to accept for exchange any of the Outstanding Notes tendered hereby.
     Unless otherwise indicated herein in the box entitled “Special Issuance Instructions” below, the undersigned hereby directs that the Exchange Notes be issued in the name(s) of the undersigned or, in the case of a book-entry transfer of Outstanding Notes, that such Exchange Notes be credited to the account indicated above maintained at DTC. If applicable, substitute certificates representing Outstanding Notes not exchanged or not accepted for exchange will be issued to the undersigned or, in the case of a book-entry transfer of Outstanding Notes, will be credited to the account indicated above maintained at DTC. Similarly, unless otherwise indicated under “Special Delivery Instructions,” the undersigned hereby directs that the Exchange Notes be delivered to the undersigned at the address shown below the undersigned’s signature. The undersigned recognizes that Ralcorp has no obligation pursuant to “Special Delivery Instructions” to transfer any Outstanding Notes from a registered holder thereof if Ralcorp does not accept for exchange any of the principal amount of such Outstanding Notes so tendered.
     By tendering Outstanding Notes and executing this Letter of Transmittal, the undersigned, if not a participating broker-dealer, as defined below, hereby represents that: (1) the Exchange Notes acquired in the Exchange Offer are being obtained in the ordinary course of business of the person receiving the Exchange Notes, whether or not that person is the holder; (2) neither the holder nor any other person receiving the Exchange Notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (within the meaning of the Securities Act) of the Exchange Notes; and (3) neither the holder nor any other person receiving the Exchange Notes is an “affiliate” (within the meaning of the Securities Act) of Ralcorp.
     The undersigned acknowledges that this Exchange Offer is being made in reliance on interpretations by the staff of the Securities and Exchange Commission, or the “SEC”, as set forth in no-action letters issued to third parties, that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Outstanding Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an “affiliate” of Ralcorp within the meaning of Rule 405 under the Securities Act), without compliance with the registration and Prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes.
     However, the SEC has not considered the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in other circumstances. If the undersigned is not a broker-dealer, the undersigned represents that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes. If any holder is an affiliate of Ralcorp, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretation of the staff of the SEC and (ii) must comply with the registration and Prospectus deliver requirements of the Securities Act in connection with any resale transaction.
     If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes, it represents that the Outstanding Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a Prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of such Exchange Notes pursuant to the Exchange Offer. However, by so acknowledging and delivering a Prospectus, the undersigned will not be deemed to admit that it is an “underwriter” (within the meaning of the Securities Act). Any such broker-dealer is referred to as a participating broker-dealer.
     Ralcorp has agreed that, to the extent that any participating broker-dealer participates in the Exchange Offer, Ralcorp shall use all commercially reasonable efforts to maintain the effectiveness of the registration statement of which the Prospectus forms a part, referred to as the exchange offer registration statement, for a period of 180 days following the consummation of the Exchange Offer as the same may be extended as provided in the registration rights agreement, which is referred to herein as the applicable period. Ralcorp has also agreed that, subject to the provisions of the registration rights agreement, the Prospectus, as amended or supplemented, will be made available to participating broker-dealers for use in connection with offers to resell, resales or retransfers of Exchange Notes received in exchange for Outstanding Notes pursuant to the Exchange Offer during the applicable period. Ralcorp will advise each participating broker-dealer (i) when a Prospectus supplement or post-effective amendment has been filed or has become effective, (ii) of any request by the SEC for amendments or supplements to the registration statement of the Prospectus or for additional information relating thereto, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the exchange offer registration statement or of the suspension by any state securities commission of the qualification of the Exchange Notes for offering or sale in any jurisdiction and (iv) of the existence of any fact or the happening of any event that makes any statement of a material fact made in the exchange offer registration statement, the Prospectus, any amendment or supplement thereto or any document incorporated by reference therein untrue, or that requires the making of any additions to exchanges in the exchange offer registration statement in order to make the statements therein not misleading, or that requires the making of any additions to or changes in the Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     Any participating broker-dealer by tendering Outstanding Notes and executing this Letter of Transmittal or effecting delivery of an agent’s message in lieu thereof, agrees that, upon receipt of notice from Ralcorp of the existence of any fact of the kind described in (iii) and (iv) above, such participating broker-dealer will discontinue disposition of the Exchange Notes pursuant to the exchange offer registration statement until receipt of the amended or supplemented Prospectus or until Ralcorp has given notice that the use of the Prospectus may be resumed, as the case may be. If Ralcorp gives such notice to suspend the sale of the Exchange Notes, it shall extend the 180-day period referred to above during which participating broker-dealers are entitled to use the Prospectus in connection with the resale of Exchange Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when participating broker-dealers shall have received copies of the supplemented or amended Prospectus necessary to permit resales of the Exchange Notes or to and including the date on which Ralcorp has given notice that the sale of Exchange Notes may be resumed, as the case may be.
     As a result, a participating broker-dealer that intends to use the Prospectus in connection with offers to resell, resales or retransfers of Exchange Notes received in exchange for Outstanding Notes pursuant to the Exchange Offer must notify Ralcorp, or cause Ralcorp to be notified, on or prior to the Expiration Date, that it is a participating broker-dealer. Such notice may be given in the space provided above or may be delivered to the Exchange Agent at the address set forth in the Prospectus under “The Exchange Offer—Exchange Agent.”
     The undersigned will, upon request, execute and deliver any additional documents deemed by Ralcorp to be necessary or desirable to complete the sale, assignment and transfer of the Outstanding Notes tendered hereby.
     All authority conferred or agreed to be conferred herein and every obligation of the undersigned under this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, legal representatives, successors and assigns of the undersigned. Except as stated in the Prospectus under “The Exchange Offer—Withdrawal Rights,” this tender is irrevocable.

     THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED “DESCRIPTION OF OUTSTANDING NOTES” ABOVE AND SIGNING THIS LETTER OF TRANSMITTAL, WILL BE DEEMED TO HAVE TENDERED THE OUTSTANDING NOTES AS SET FORTH IN SUCH BOX.
TO BE COMPLETED BY ALL TENDERING HOLDERS
(See Instructions 2 and 6)
PLEASE SIGN HERE
(Please Complete Substitute Form W-9 on Page 14 or a Form W-8; See Instruction 10)
     Signature(s) of Holder(s)

     Date: ______________________________
     (Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) for the Outstanding Notes tendered or on a security position listing or by person(s) authorized to become the registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 6.)
     Name(s):

(Please Print)
     Capacity (full title):

     Address:

     Area Code and Telephone No.:

     Taxpayer Identification Number:

GUARANTEE OF SIGNATURE(S)
(Only If Required — See Instruction 2)
     Authorized Signature:

     Name:

(Please Type Or Print)
     Title:

     Name of Firm:

     Address:

     Area Code and Telephone No.:

     Date:

SPECIAL ISSUANCE INSTRUCTIONS
(Signature Guarantee Required—See Instructions 2, 7 and 14)
     TO BE COMPLETED ONLY if Exchange Notes or Outstanding Notes not tendered or not accepted are to be issued in the name of someone other than the registered holder(s) of the Outstanding Notes whose signature(s) appear(s) above, or if Outstanding Notes delivered by book-entry transfer and not accepted for exchange are to be returned for credit to an account maintained at DTC other than the account indicated above.
Issue (check appropriate box(es))
☐ Outstanding Notes to:
☐ Exchange Notes to:
Name

(Please Print)
Address

(Zip Code)
Taxpayer Identification No.

SPECIAL DELIVERY INSTRUCTIONS
(Signature Guarantee Required—See Instructions 2, 7 and 14)
     TO BE COMPLETED ONLY if Exchange Notes or Outstanding Notes not tendered or not accepted are to be sent to someone other than the registered holder(s) of the Outstanding Notes whose signature(s) appear(s) above, or to such registered holder at an address other than that shown above.
Deliver (check appropriate box(es))
☐ Outstanding Notes to:
☐ Exchange Notes to:
Name

(Please Print)
Address

(Zip Code)

INSTRUCTIONS
Forming Part Of The Terms And Conditions Of The Exchange Offer
     1. Delivery of Letter of Transmittal and certificates; guaranteed delivery procedures. This Letter of Transmittal is to be completed by a holder of Outstanding Notes to tender such holder’s Outstanding Notes either if (a) certificates are to be forwarded herewith or (b) tenders are to be made pursuant to the procedures for tender by book-entry transfer set forth in “The Exchange Offer—Procedures for Tendering Outstanding Notes—Book-Entry Transfers” in the Prospectus and an agent’s message, as defined on page 2 hereof, is not delivered. Certificates or book-entry confirmation of transfer of Outstanding Notes into the Exchange Agent’s account at DTC, as well as this Letter of Transmittal or a facsimile hereof, properly completed and duly executed, with any required signature guarantees, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein on or prior to the Expiration Date. If the tender of Outstanding Notes is effected in accordance with applicable ATOP procedures for book-entry transfer, an agent’s message may be transmitted to the Exchange Agent in lieu of an executed Letter of Transmittal. Outstanding Notes may be tendered in whole or in part in denominations of $2,000 and any higher integral multiple of $1,000.
     For purposes of the Exchange Offer, the term “holder” includes any participant in DTC named in a securities position listing as a holder of Outstanding Notes. Only a holder of record may tender Outstanding Notes in the Exchange Offer. Any beneficial owner of Outstanding Notes who wishes to tender some or all of such Outstanding Notes should arrange with DTC, a DTC participant or the record owner of such Outstanding Notes to execute and deliver this Letter of Transmittal or to send an electronic instruction effecting a book-entry transfer on his or her behalf. See Instruction 6.
     Holders who wish to tender their Outstanding Notes and (i) whose certificates for the Outstanding Notes are not immediately available or for whom all required documents are unlikely to reach the Exchange Agent on or prior to the Expiration Date or (ii) who cannot complete the procedures for delivery by book-entry transfer on a timely basis, may tender their Outstanding Notes by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering Outstanding Notes—Guaranteed Delivery” in the Prospectus. Pursuant to such procedures: (i) such tender must be made by or through an eligible institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Ralcorp, must be received by the Exchange Agent on or prior to the Expiration Date; and (iii) the certificates for the Outstanding Notes, or a book-entry confirmation, together with a properly completed and duly executed Letter of Transmittal or a facsimile hereof, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent within three (3) New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery for all such tendered Outstanding Notes, all as provided in “The Exchange Offer—Procedures for Tendering Outstanding Notes—Guaranteed Delivery” in the Prospectus.
     The Notice of Guaranteed Delivery may be delivered by hand, facsimile, mail or overnight delivery to the Exchange Agent, and must include a guarantee by an eligible institution in the form set forth in such Notice of Guaranteed Delivery. For Outstanding Notes to be properly tendered pursuant to the guaranteed delivery procedure, the Exchange Agent must receive a Notice of Guaranteed Delivery on or prior to the Expiration Date. As used herein, “eligible institution” means a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, including a bank; a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; a credit union; a national securities exchange, registered securities association or clearing agency; or a savings association.
     The method of delivery of certificates for the Outstanding Notes, this Letter of Transmittal and all other required documents is at the election and sole risk of the tendering holder. If delivery is by mail, registered mail with return receipt requested, properly insured, or overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No letters of transmittal or Outstanding Notes should be sent to Ralcorp. Delivery is complete when the Exchange Agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Exchange Agent.

     Ralcorp will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a Letter of Transmittal or a facsimile hereof or by causing the transmission of an agent’s message, waives any right to receive any notice of the acceptance of such tender.
     2. Guarantee of Signatures. No signature guarantee on this Letter of Transmittal is required if:
          a. this Letter of Transmittal is signed by the registered holder (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of the Outstanding Notes) of Outstanding Notes tendered herewith, unless such holder has completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” above; or
          b. such Outstanding Notes are tendered for the account of a firm that is an eligible institution.
In all other cases, an eligible institution must guarantee the signature(s) on this Letter of Transmittal. See Instruction 6.
     3. Inadequate Space. If the space provided in the box captioned “Description of Outstanding Notes” is inadequate, the certificate number(s) and/or the principal amount of Outstanding Notes and any other required information should be listed on a separate, signed schedule which is attached to this Letter of Transmittal.
     4. Partial Tenders (Not Applicable To Holders Who Tender By Book-Entry Transfer). If less than all the Outstanding Notes evidenced by any certificate submitted are to be tendered, fill in the principal amount of Outstanding Notes which are to be tendered in the “Principal Amount Tendered” column of the box entitled “Description of Outstanding Notes” on page 2 of this Letter of Transmittal. In such case, new certificate(s) for the remainder of the Outstanding Notes that were evidenced by your old certificate(s) will be sent only to the holder of the Outstanding Notes as promptly as practicable after the Expiration Date. All Outstanding Notes represented by certificates delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated. Tender of Outstanding Notes will be accepted only in denominations of $2,000 and any higher integral multiple of $1,000.
     5. Withdrawal Rights. Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time on or prior to the Expiration Date. In order for a withdrawal to be effective on or prior to that time, a written notice of withdrawal must be timely received by the Exchange Agent at its address set forth above and in the Prospectus on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn, including the total principal amount of Outstanding Notes to be withdrawn, and where certificates for Outstanding Notes are transmitted, the name of the registered holder of the Outstanding Notes, if different from that of the person withdrawing such Outstanding Notes. If certificates for the Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then the tendering holder must submit the serial numbers of the Outstanding Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of Outstanding Notes tendered for the account of an eligible institution. If Outstanding Notes have been tendered pursuant to the procedures for book-entry transfer set forth in the Prospectus under “The Exchange Offer—Procedures for Tendering Outstanding Notes—Book-Entry Transfers,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes and the notice of withdrawal must be delivered to the Exchange Agent. Withdrawals of tenders of Outstanding Notes may not be rescinded; however, Outstanding Notes properly withdrawn may again be tendered at any time on or prior to the Expiration Date by following any of the procedures described in the Prospectus under “The Exchange Offer—Procedures for Tendering Outstanding Notes.”
     All questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices will be determined by Ralcorp, in its sole discretion, which determination of such questions and terms and conditions of the Exchange Offer will be final and binding on all parties. Neither Ralcorp, any of its affiliates or assigns, the Exchange Agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.
     Outstanding Notes tendered by book-entry transfer through DTC that are withdrawn or not exchanged for any reason will be credited to an account maintained with DTC. Withdrawn Outstanding Notes will be returned to the holder after withdrawal. The Outstanding Notes will be returned or credited to the account maintained at DTC as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Any Outstanding

Notes which have been tendered for exchange but which are withdrawn or not exchanged for any reason will be returned to the holder thereof without cost to such holder.
     6. Signatures On Letter Of Transmittal, Assignments And Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Outstanding Notes tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.
     If any Outstanding Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.
     If any tendered Outstanding Notes are registered in different name(s) on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal or facsimiles hereof as there are different registrations of certificates.
     If this Letter of Transmittal, any certificates or bond powers or any other document required by the Letter of Transmittal are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Ralcorp, must submit proper evidence satisfactory to Ralcorp, in its sole discretion, of each such person’s authority so to act.
     When this Letter of Transmittal is signed by the registered owner(s) of the Outstanding Notes listed and transmitted hereby, no endorsement(s) of certificate(s) or separate bond power(s) are required unless Exchange Notes are to be issued in the name of a person other than the registered holder(s).
     Signature(s) on such certificate(s) or bond power(s) must be guaranteed by an eligible institution.
     If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Outstanding Notes listed, the certificates must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of the registered owner(s) appear(s) on the certificates, and also must be accompanied by such opinions of counsel, certifications and other information as Ralcorp or the trustee for the Outstanding Notes may require in accordance with the restrictions on transfer applicable to the Outstanding Notes. Signatures on such certificates or bond powers must be guaranteed by an eligible institution.
     7. Special Issuance And Delivery Instructions. If Exchange Notes are to be issued in the name of a person other than the signer of this Letter of Transmittal, or if Exchange Notes are to be sent to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. In the case of issuance in a different name, the U.S. taxpayer identification number of the person named must also be indicated. A holder of Outstanding Notes tendering Outstanding Notes by book-entry transfer may instruct that Outstanding Notes not exchanged be credited to such account maintained at DTC as such holder may designate. If no such instructions are given, certificates for Outstanding Notes not exchanged will be returned by mail to the address of the signer of this Letter of Transmittal or, if the Outstanding Notes not exchanged were tendered by book-entry transfer, such Outstanding Notes will be returned by crediting the account indicated on page 3 above maintained at DTC. See Instruction 6.
     8. Irregularities. Ralcorp will determine, in its sole discretion, all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered Outstanding Notes, which determination and interpretation of the terms and conditions of the Exchange Offer will be final and binding on all parties. Ralcorp reserves the absolute right, in its sole and absolute discretion, to reject any tenders determined to be in improper form or the acceptance of which, or exchange for which, may, in the view of counsel to Ralcorp, be unlawful. Ralcorp also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer set forth in the Prospectus under “The Exchange Offer—Conditions to the Exchange Offer” or any condition or irregularity in any tender of Outstanding Notes by any holder, whether or not we waived similar conditions or irregularities in the case of other holders. Ralcorp’s interpretation of the terms and conditions of the Exchange Offer, including this Letter of Transmittal and the instructions hereto, will be final and binding on all parties. A tender of Outstanding Notes is invalid until all defects and irregularities have been cured or waived. Neither Ralcorp, any of its affiliates or assigns, the Exchange Agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failure to give any such notice.

     9. Questions, Requests For Assistance And Additional Copies. Questions and requests for assistance may be directed to the Exchange Agent at its address and telephone number set forth on the front of this Letter of Transmittal. Additional copies of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery and Forms W-8 may be obtained from the Exchange Agent at the address and telephone/ facsimile numbers indicated above, or from your broker, dealer, commercial bank, trust company or other nominee.
     10. Backup Withholding; Substitute Form W-9; Form W-8. Under the United States federal income tax laws, interest paid to holders of Exchange Notes received pursuant to the Exchange Offer may be subject to backup withholding. Generally, such payments will be subject to backup withholding unless the holder (i) is exempt from backup withholding or (ii) furnishes the payer with its correct taxpayer identification number (“TIN”) and provides certain certifications. If backup withholding applies, Ralcorp may be required to withhold at the applicable rate on interest payments made to a holder of Exchange Notes. Backup withholding is not an additional tax. Rather, the amount of backup withholding is treated as an advance payment of a tax liability, and a holder’s U.S. federal income tax liability will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service (the “IRS”).
     To avoid backup withholding, a holder should notify the Exchange Agent of its correct TIN by completing the Substitute Form W-9 below and certifying on Substitute Form W-9 that the TIN provided is correct (or that the holder is awaiting a TIN). In addition, a holder is required to certify on Substitute Form W-9 that (i) the holder is exempt from backup withholding, or (ii) the holder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified the holder that the holder is no longer subject to backup withholding. Consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for guidelines on completing the Substitute Form W-9. If the Exchange Agent is provided with an incorrect TIN or the holder makes false statements resulting in no backup withholding, the holder may be subject to penalties imposed by the IRS.
     Certain holders (including, among others, corporations and certain foreign individuals) may be exempt from these backup withholding requirements. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for further information regarding exempt holders. Exempt holders should furnish their TIN, check the box in Part 4 of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Exchange Agent. If the holder is a nonresident alien or foreign entity not subject to backup withholding, such holder should submit an appropriate completed IRS Form W-8, signed under penalties of perjury, attesting to the holder’s foreign status, instead of the Substitute Form W-9. The appropriate Form W-8 can be obtained from the Exchange Agent upon request.
     11. Waiver Of Conditions. Ralcorp reserves the absolute right to waive satisfaction of any or all conditions, completely or partially, enumerated in the Prospectus.
     12. No Conditional Tenders. No alternative, conditional or contingent tenders will be accepted. All tendering holders of Outstanding Notes, by execution of this Letter of Transmittal, shall waive any right to receive notice of the acceptance of Outstanding Notes for exchange.
     None of Ralcorp, the Exchange Agent or any other person is obligated to give notice of any defect or irregularity with respect to any tender of Outstanding Notes nor shall any of them incur any liability for failure to give any such notice.
     13. Mutilated, Lost, Destroyed Or Stolen Certificates. If any certificate(s) representing Outstanding Notes have been mutilated, lost, destroyed or stolen, the holder should promptly notify the Exchange Agent. The holder will then be instructed as to the steps that must be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen certificate(s) have been followed.
     14. Security Transfer Taxes. Except as provided below, holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, (i) Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Outstanding Notes tendered, (ii) tendered Outstanding Notes are registered in the name of any person other than the person signing this Letter of Transmittal, or (iii) a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in connection with the Exchange Offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. The Exchange

Agent must receive satisfactory evidence of the payment of such taxes or exemption there from or the amount of such transfer taxes will be billed directly to the tendering holder.
     Except as provided in this Instruction 14, it is not necessary for transfer tax stamps to be affixed to the Outstanding Notes specified in this Letter of Transmittal.
     15. Incorporation Of Letter Of Transmittal. This Letter of Transmittal shall be deemed to be incorporated in any tender of Outstanding Notes by any DTC participant effected through procedures established by DTC and, by virtue of such tender, such participant shall be deemed to have acknowledged and accepted this Letter of Transmittal on behalf of itself and the beneficial owners of any Outstanding Notes so tendered.

Substitute Form W-9   Payer’s Request for Taxpayer Identification Number (TIN)

Part 1 — PLEASE PROVIDE YOUR TIN IN THE APPROPRIATE SPACE TO THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social security number or
_____/_____/_____
Payee’s Name and Address: ___________________________ ___________________________ ___________________________	Employer identification number — _________________

     Part 2 — Certification — Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2)
I am not subject to backup withholding because (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding, and

(3)	I am a U.S. person (including a U.S. resident alien).
        Certificate Instructions- You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you are subject to backup withholding you received a notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

Date

Signature		(include year)

Name (Please Print)

Part 3 — Awaiting TIN ☐	Part 4 — Exempt from backup withholding ☐
NOTE: FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF TAX ON ANY
PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER
IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECK THE BOX IN
PART 3 OF SUBSTITUTE FORM W-9
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
               I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, all reportable payments made to me thereafter will be subject to backup withholding tax until I provide a number.

Date

Signature		(include year)

Name (Please Print)

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
          Guidelines For Determining the Proper Identification Number to Give the Payer — Social Security Numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-000. Employer Identification Numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

Give the NAME
	and SOCIAL SECURITY		Give the NAME
	NUMBER or EMPLOYER		And EMPLOYER
	IDENTIFICATION		IDENTIFICATION
For this type of account:	NUMBER of —	For this type of account:	NUMBER of —

1. Individual	The individual	6. A valid trust, estate, or pension trust	Legal entity (4)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	7. Corporation or LLC electing corporate status on Form 8832	The corporation

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)	8. Association, club, religious, charitable, educational or other tax-exempt organization	The organization

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)	9. Partnership or multi-member LLC	The partnership or LLC

b. The so-called trust account that is not a legal or valid trust under State law	The actual owner (1)

5. Sole proprietorship or single-owner LLC	The owner (3)	10. A broker or registered nominee	The broker or nominee

(1)	List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)	You must show your individual name and you may also enter your business or “doing business as” name. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the Internal Revenue Service encourages you to use your SSN.

(4)	List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title).
NOTE:    If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Purpose of Form
A person who is required to file an information return with the IRS must get your correct Taxpayer Identification Number (“TIN”) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 to give your correct TIN to the requester (the person requesting your TIN) and, when applicable, (1) to certify the TIN you are giving is correct (or you are waiting for a number to be issued), (2) to certify you are not subject to backup withholding, or (3) to claim exemption from backup withholding if you are an exempt payee. The TIN provided must match the name given on the Substitute Form W-9.
How to Get a TIN
If you do not have a TIN, apply for one immediately. To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.
If you do not have a TIN, check the “Applied For” box in Part 3, sign and date the form, and give it to the payer. Also sign and date the “Certificate of Awaiting Taxpayer Identification Number.” For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 days, backup withholding, if applicable, will begin and continue until you furnish your TIN.
Note: Checking the “Applied For” box on the form means that you have already applied for a TIN OR that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the payer.
CAUTION: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.
Payees Exempt from Backup Withholding
Individuals (including sole proprietors) are NOT exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.
Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your name and correct TIN in Part 1, check the “Exempt” box in Part 4, and sign and date the form. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8, Certificate of Foreign Status.
The following is a list of payees that may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except for those listed in item (9). For broker transactions, payees listed in (1) through (13) and any person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7). However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: (i) medical and health care payments, (ii) attorneys’ fees, and (iii) payments for services paid by a federal executive agency. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.
(1)
An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities registered in the United States, the District of Columbia, or a possession of the United States.

(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	An exempt charitable remainder trust, or a non-exempt trust described in section 4947.
Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 4 ON THE FACE OF THE FORM IN THE SPACE PROVIDED, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.
Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.
Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.
You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.
Penalties
Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.
FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

Attachment C
[April ___], 2010
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101
Ladies and Gentlemen:
We have acted as special counsel to Ralcorp Holdings, Inc., a Missouri corporation (the “Company”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by the Company and by the subsidiary guarantors listed on Schedule I hereto (the “Guarantors”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offer by the Company (the “Exchange Offer”) to exchange up to $300,000,000 in aggregate principal amount of its 6.625% Notes due 2039 (the “Exchange Notes”) for $300,000,000 in aggregate principal amount of the Company’s issued and outstanding 6.625% Notes due 2039 (the “Original Notes”), under the indenture dated as of August 14, 2009 (the “Base Indenture”), as supplemented by a supplemental indenture dated as of August 14, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). All capitalized terms which are defined in the Indenture shall have the same meanings when used herein, unless otherwise specified.
In connection herewith, we have examined:
(1)	the Registration Statement (including all exhibits thereto);

(2)	an executed copy of the Indenture, including the guarantees of the Original Notes and the Exchange Notes (each, a “Guarantee”) provided for therein;

(3)	an executed copy of the Original Notes;

(4)	the form of the Exchange Notes (the “Exchange Notes”);

(5)	the certificate of incorporation or certificate of formation and bylaws or operating agreement of each of the Company and the Guarantors, as in effect on the date hereof and as certified by the applicable Secretary or Assistant Secretary of such company (the “Organizational

Ralcorp Holdings, Inc.
[April ___], 2010

Documents”);

(6)	a certificate of legal existence and good standing for each of the Company and the Guarantors as of a recent date; and

(7)	certificates of the respective Secretaries or Assistant Secretaries of each of the Company and the Guarantors, certifying as to resolutions relating to the transactions referred to herein and the incumbency of officers.
The documents references as items (1) through (4) above are collectively referred to as the “Transaction Documents.”
We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other corporate records, agreements and instruments of the Company and the Guarantors, certificates of public officials and officers of the Company and the Guarantors, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Transaction Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to certificates and statements of appropriate representatives of the Company.
In connection herewith, we have assumed that, other than with respect to the Company and the Guarantors, all of the documents referred to in this opinion have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties thereto, all of the signatories to such documents have been duly authorized by all such parties and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such documents.
We have assumed, with your permission, that each of the Guarantors organized under the laws of Arkansas, Wisconsin or Michigan has been duly organized and is validly existing in good standing under the laws of such state, the execution and delivery by such Guarantor of the Transaction Documents to which it is a party and the performance by it of its obligations thereunder are within its organizational power and have been duly authorized by all necessary corporate action on its part, each of the Transaction Documents to which it is a party has been duly executed and delivered by it and the execution and delivery by it of the Transaction Documents to which it is a party and the performance by it of its obligations thereunder do not result in any violation by it of the provisions of its organizational documents. We understand that you are receiving opinion letters as to the validity and binding nature of the Transaction Documents under Arkansas, Wisconsin and Michigan law from (a) Friday, Eldredge & Clark LLP, (b) Miller Johnson and (c) Godfrey & Kahn S.C., respectively, of even date herewith and which are being filed as Exhibits 5.2, 5.3 and 5.4 to the Registration Statement.

Ralcorp Holdings, Inc.
[April ___], 2010

Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that, when (i) the Registration Statement has become effective under the Act, (ii) the Indenture has become duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes (in the form examined by us) have been duly executed by the Company and authenticated and delivered by the Trustee and issued in exchange for the Original Notes in accordance with the provisions of the Indenture upon consummation of and otherwise in accordance with the Exchange Offer, (a) the Exchange Notes will constitute valid and binding obligations of the Company and (b) each Guarantee provided for in the Indenture will constitute a valid and binding obligation of the Guarantor that is a party thereto.
In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinion set forth herein is further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:
     (a) Our opinions herein reflect only the application of applicable California, Georgia, Illinois, Missouri, New York and Nevada State law (excluding the securities and blue sky laws of such States, as to which we express no opinion), the federal laws of the United States, and, to the extent required by the foregoing opinions, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, including the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws. The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.
     (b) Our opinion contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.
     (c) Our opinion is further subject to the effect of generally applicable rules of law arising from statutes, judicial and administrative decisions, and the rules and regulations of governmental authorities that: (i) limit or affect the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating, or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less

Ralcorp Holdings, Inc.
[April ___], 2010

than all of the contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; and (v) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees.
     (d) We express no opinion as to the enforceability of (1) any provision of the Indenture purporting or attempting to (A) confer exclusive jurisdiction and/or venue upon certain courts or otherwise waive the defenses of forum non conveniens or improper venue, (B) confer subject matter jurisdiction on a court not having independent grounds therefor, (C) modify or waive the requirements for effective service of process for any action that may be brought, (D) waive the right of the Company or any other person to a trial by jury, (E) provide that remedies are cumulative or that decisions by a party are conclusive or (F) modify or waive the rights to notice, legal defenses, statutes of limitations or other benefits that cannot be waived under applicable law or (2) any provision of the Indenture relating to choice of law.
     (e) We express no opinion as to whether a subsidiary may guarantee or otherwise be liable for indebtedness incurred by its parent except to the extent that such subsidiary may be determined to have benefited from the incurrence of the indebtedness by its parent or whether such benefit may be measured other than by the extent to which the proceeds of the indebtedness incurred by its parent are, directly or indirectly, made available to such subsidiary for its corporate or other analogous purposes.
We do not render any opinions except as set forth above. The opinion set forth herein is made as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the captions “Legal Matters.” We also consent to your filing copies of this opinion as an exhibit to the Registration Statement with agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the Exchange Offer. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.
Very truly yours,

Schedule I
Bloomfield Bakers, A California Limited Partnership
Bremner Food Group, Inc.
Community Shops, Inc.
Cottage Bakery, Inc.
Flavor House Products, Inc.
Harvest Manor Farms, LLC
Heritage Wafers, LLC
Lofthouse Bakery Products, Inc.
Lovin Oven, LLC
Medallion Foods, Inc.
Nutcracker Brands, Inc.
Parco Foods, L.L.C.
Post Foods, LLC
Ralcorp Frozen Bakery Products, Inc.
RH Financial Corporation
Ripon Foods, Inc.
Sugar Kake Cookie Inc.
The Bun Basket, Inc.
The Carriage House Companies, Inc.

Attachment D
April ___, 2010
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101
Ladies and Gentlemen:
We have acted as special counsel to The Bun Basket, Inc., a Michigan corporation (the “Guarantor”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Ralcorp Holdings, Inc., a Missouri corporation (the “Company”), and by the subsidiary guarantors (including the Guarantor) listed on Schedule I hereto (the “Subsidiary Guarantors”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offer by the Company (the “Exchange Offer”) to exchange up to $300,000,000 in aggregate principal amount of its 6.625% Notes due 2039 (the “Exchange Notes”), for $300,000,000 in aggregate principal amount of the Company’s issued and outstanding 6.625% Notes due 2039 (the “Original Notes”), pursuant to that certain Indenture dated as of August 14, 2009 (the “Base Indenture”), as supplemented by a supplemental indenture dated as of August 14, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). All capitalized terms which are defined in the Indenture shall have the same meanings when used herein, unless otherwise specified.
We have not been involved in the preparation of the Registration Statement, nor were we involved in the negotiation, preparation or execution of any of the other Transaction Documents (as defined below), or any of the related agreements executed or delivered in connection therewith. We have been retained solely for the purpose of rendering certain opinions pursuant to Michigan law.
In connection herewith, we have examined:
(1)	the Registration Statement in the form filed with the Commission on February 5, 2010;

(2)	a conformed copy of the Base Indenture attached as Exhibit 4.1 to the Company’s Form 8-K filed August 17, 2009;

Ralcorp Holdings, Inc.
[April ___], 2010

(3)	an execution copy of the Supplemental Indenture;

(4)	an executed copy of the Original Notes;

(5)	an executed copy of the Guarantee evidencing the guarantee of each of the Subsidiary Guarantors (the “Guarantee”);

(6)	the form of the Exchange Notes;

(7)	the Amended and Restated Articles of Incorporation of the Guarantor as certified by the Secretary of State of the State of Michigan as of March 23, 2010 (the “Articles”);

(8)	the Bylaws of the Guarantor, as in effect on the date hereof and as certified by the Secretary of the Guarantor;

(9)	a Certificate of Good Standing from the Michigan Department of Labor and Economic Growth dated March 26, 2010 with respect to the Guarantor;

(10)	certain certificates of the Secretary and Assistant Secretary of the Company and the Guarantor dated August 14, 2009, January 14, 2010 and March 25, 2010 (collectively, the “Secretary Certificates”); and

(11)	certain resolutions adopted by the Board of Directors of the Guarantor relating to the transactions referred to herein, as certified by the Secretary of the Guarantor.
The documents references as items (1) through (6) above are collectively referred to as the “Transaction Documents.”
For purposes of this opinion letter, we have not reviewed any documents other than the foregoing. In particular, we have not reviewed any document that is referred to in or incorporated by reference into the Indenture (other than the Original Notes, the Exchange Notes and the Guarantee). We have assumed that there exists no provision in any document that we have not reviewed that bears upon or is inconsistent with the opinion stated herein. We have also assumed, with your permission, that (i) the certifications set forth in the Secretary Certificates are true and correct as of the date hereof and (ii) the resolutions and by-laws referenced in the Secretary Certificates, and the Articles referred to above, have not been amended, altered, repealed or superseded. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.
In our examination of the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as

Ralcorp Holdings, Inc.
[April ___], 2010

originals and the conformity with authentic original documents of all documents submitted to us as copies. As to matters of fact material to our opinion, we have relied, without independent investigation, upon the representations contained in the Transaction Documents and on statements of governmental officials and upon representations made in or pursuant to certificates and statements of appropriate representatives of the Guarantor.
In connection herewith, we have assumed that, other than with respect to the Guarantor, all of the Transaction Documents have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties thereto, all of the signatories to such documents have been duly authorized by all such parties and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such documents. We have also assumed, with your permission, that the Trustee has duly authenticated the Original Notes.
Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that, when (i) the Registration Statement as finally amended (including all post-effective amendments) has become effective under the Act, (ii) the Indenture has become duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes (in the form examined by us) has been duly executed by the Company and duly authenticated and delivered by the Trustee in accordance with the provisions of the Indenture and issued in exchange for the Original Notes upon consummation of and otherwise in accordance with the Exchange Offer, the Guarantee provided for in the Indenture by the Guarantor will constitute a valid and binding obligation of the Guarantor.
In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinion set forth herein is further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:
     (a) Our opinion herein reflects only the application of applicable Michigan law (excluding the securities and blue sky laws of such State) that we, based on our experience, recognize as applicable to the Guarantor in a transaction of the type contemplated by the Indenture. We express no opinion as to the effect of the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. We note that the Guarantee and the Indenture are to be governed by and are to be construed and enforced in accordance with the substantive laws of the State of New York. However, in rendering the opinions expressed herein, we have assumed, with your permission, that the substantive laws of the State of Michigan would apply.
     (b) The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any

Ralcorp Holdings, Inc.
[April ___], 2010

opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.
     (c) Our opinion contained herein is subject to the effect of any (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), (iii) implied covenant of good faith and fair dealing, and (iv) securities laws and public policy underlying such laws with respect to rights to indemnification and contribution.
     (d) Our opinion is further subject to the effect of generally applicable rules of law arising from statutes, judicial and administrative decisions, and the rules and regulations of governmental authorities that: (i) limit or affect the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating, or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of the contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; and (v) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees.
     (e) We express no opinion as to the enforceability of (1) any provision of the Indenture purporting or attempting to (A) confer exclusive jurisdiction and/or venue upon certain courts or otherwise waive the defenses of forum non conveniens or improper venue, (B) confer subject matter jurisdiction on a court not having independent grounds therefor, (C) modify or waive the requirements for effective service of process for any action that may be brought, (D) waive the right of the Company or any other person to a trial by jury, (E) provide that remedies are cumulative or that decisions by a party are conclusive or (F) modify or waive the rights to notice, legal defenses, statutes of limitations or other benefits that cannot be waived under applicable law or (2) any provision of the Indenture relating to choice of law.
     (f) We express no opinion as to whether a subsidiary may guarantee or otherwise be liable for indebtedness incurred by its parent except to the extent that such subsidiary may be determined to have benefited from the incurrence of the indebtedness by its parent or whether such benefit may be measured other than by the extent to which the proceeds of the indebtedness incurred by its parent are, directly or indirectly, made available to such subsidiary for its corporate or other analogous purposes.
     (g) We express no opinion as to (i) the authorizations, approvals or consents that may be necessary under federal or state securities and “blue sky” laws (including without limitation,

Ralcorp Holdings, Inc.
[April ___], 2010

Michigan securities and “blue sky” laws) in connection with the transactions contemplated by the Transaction Documents or (ii) the qualification of the Indenture under federal or state securities laws, including without limitation the Trust Indenture Act of 1939, as amended.
We do not render any opinions except as set forth above. The opinion set forth herein is made as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the captions “Legal Matters.” We also consent to your filing copies of this opinion as an exhibit to the Registration Statement with agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the Exchange Offer. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

Very truly yours, Miller Johnson
By:

Schedule I
Bloomfield Bakers, A California Limited Partnership
Bremner Food Group, Inc.
Community Shops, Inc.
Cottage Bakery, Inc.
Flavor House Products, Inc.
Harvest Manor Farms, LLC
Heritage Wafers, LLC
Lofthouse Bakery Products, Inc.
Lovin Oven, LLC
Medallion Foods, Inc.
Nutcracker Brands, Inc.
Parco Foods, L.L.C.
Post Foods, LLC
Ralcorp Frozen Bakery Products, Inc.
RH Financial Corporation
Ripon Foods, Inc.
Sugar Kake Cookie Inc.
The Bun Basket, Inc.
The Carriage House Companies, Inc.

Attachment E
DRAFT (3/26/10_-SUBJECT TO FINAL
APPROVAL OF OPINION COMMITTEE
[GODFREY & KAHN, S.C.]
April ___, 2010
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101
Ladies and Gentlemen:
     We have acted as special counsel to Heritage Wafers, LLC, a Wisconsin limited liability company (“Heritage Wafers”), and Ripon Foods, Inc., a Wisconsin corporation (“Ripon Foods” and, together with Heritage Wafers, the “Wisconsin Guarantors”) in connection with the Registration Statement on Form S-4 (Registration No. 333-164747), as amended (the “Registration Statement”), filed by Ralcorp Holdings, Inc., a Missouri corporation (the “Company”), and by the subsidiary guarantors (including the Wisconsin Guarantors) listed on Schedule I hereto (the “Subsidiary Guarantors”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offer by the Company (the “Exchange Offer”) to exchange up to $300,000,000 in aggregate principal amount of its 6.625% Notes due 2039 (the “Exchange Notes”) for $300,000,000 in aggregate principal amount of the Company’s issued and outstanding 6.625% Notes due 2039 (the “Original Notes”), under the indenture dated as of August 14, 2009 (the “Base Indenture”), as supplemented by a supplemental indenture dated as of August 14, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). All capitalized terms which are defined in the Indenture shall have the same meanings when used herein, unless otherwise specified.
     We have not been involved in the preparation of the Registration Statement, nor were we involved in the negotiation, preparation or execution of the Indenture, the Guarantees (as defined below), or any of the related agreements executed or delivered in connection therewith. We have been retained solely for the purpose of rendering certain opinions pursuant to Wisconsin law.
     In connection herewith, we have examined:
     (1) the Registration Statement (including all exhibits thereto);
     (2) an executed copy of the Indenture, including the guarantees of the Original Notes and the Exchange Notes (each, a “Guarantee”) provided for therein;

Ralcorp Holdings, Inc.
April ___, 2010

     (3) an executed copy of the Original Notes;
     (4) the form of the Exchange Notes (the “Exchange Notes”);
     (5) the Articles of Organization, as amended, and the Member’s Agreement of Heritage Wafers and the Articles of Incorporation and By-Laws of Ripon Foods, as in effect on the date hereof and as certified by the Secretary or Assistant Secretary of the respective Wisconsin Guarantor (the “Organizational Documents”);
     (6) a certificate of good standing for each of the Wisconsin Guarantors as of a recent date; and
     (7) a certificate of the Secretary or Assistant Secretary of each of the Wisconsin Guarantors certifying as to resolutions relating to the transactions referred to herein and the incumbency of officers.
     The documents references as items (1) through (4) above are collectively referred to as the “Transaction Documents.”
     We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other corporate records, agreements and instruments of the Wisconsin Guarantors, certificates of public officials, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Transaction Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to certificates and statements of appropriate representatives of each of the Wisconsin Guarantors.
     In connection herewith, we have assumed that, other than with respect to the Wisconsin Guarantors, all of the documents referred to in this opinion have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties thereto, all of the signatories to such documents have been duly authorized by all such parties and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such documents.
     Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that, when (i) the Registration Statement has become effective under the Act, (ii) the Indenture has

Ralcorp Holdings, Inc.
April ___, 2010

become duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes (in the form examined by us) have been duly executed by the Company and authenticated and delivered by the Trustee and issued in exchange for the Original Notes in accordance with the provisions of the Indenture upon consummation of and otherwise in accordance with the Exchange Offer, the Guarantee provided for in the Indenture by each of the Wisconsin Guarantors will constitute a valid and binding obligation of the respective Wisconsin Guarantor.
     In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinion set forth herein is further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:
     (a) Our opinion herein reflects only the application of applicable Wisconsin law (excluding the securities and blue sky laws of such State, as to which we express no opinion) and the federal laws of the United States. The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.
     (b) Our opinion contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.
     (c) Our opinion is further subject to the effect of generally applicable rules of law arising from statutes, judicial and administrative decisions, and the rules and regulations of governmental authorities that: (i) limit or affect the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating, or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of the contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; and (v) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees.

Ralcorp Holdings, Inc.
April ___, 2010

     (d) We express no opinion as to the enforceability of (1) any provision of the Indenture purporting or attempting to (A) confer exclusive jurisdiction and/or venue upon certain courts or otherwise waive the defenses of forum non conveniens or improper venue, (B) confer subject matter jurisdiction on a court not having independent grounds therefor, (C) modify or waive the requirements for effective service of process for any action that may be brought, (D) waive the right of the Company or any other person to a trial by jury, (E) provide that remedies are cumulative or that decisions by a party are conclusive or (F) modify or waive the rights to notice, legal defenses, statutes of limitations or other benefits that cannot be waived under applicable law or (2) any provision of the Indenture relating to choice of law.
     (e) We express no opinion as to whether a subsidiary may guarantee or otherwise be liable for indebtedness incurred by its parent except to the extent that such subsidiary may be determined to have benefited from the incurrence of the indebtedness by its parent or whether such benefit may be measured other than by the extent to which the proceeds of the indebtedness incurred by its parent are, directly or indirectly, made available to such subsidiary for its corporate or other analogous purposes.
     We do not render any opinions except as set forth above. The opinion set forth herein is made as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the captions “Legal Matters.” We also consent to your filing copies of this opinion as an exhibit to the Registration Statement with agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the Exchange Offer. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.
Very truly yours,
GODFREY & KAHN, S.C.

Schedule I
Bloomfield Bakers, A California Limited Partnership
Bremner Food Group, Inc.
Community Shops, Inc.
Cottage Bakery, Inc.
Flavor House Products, Inc.
Harvest Manor Farms, LLC
Heritage Wafers, LLC
Lofthouse Bakery Products, Inc.
Lovin Oven, LLC
Medallion Foods, Inc.
Nutcracker Brands, Inc.
Parco Foods, L.L.C.
Post Foods, LLC
Ralcorp Frozen Bakery Products, Inc.
RH Financial Corporation
Ripon Foods, Inc.
Sugar Kake Cookie Inc.
The Bun Basket, Inc.
The Carriage House Companies, Inc.

Attachment F

[Friday, Eldredge & Clark, LLP Letterhead]	Robert T. Smith | Attorney Direct: (501) 370-1559 Fax: (501) 244-5309 E-mail: rsmith@fridayfirm.com	400 West Capitol Avenue Suite 2000 Little Rock, Arkansas 72201-3522 www.FridayFirm.com
FEC DRAFT — 4.02.2010
[April __], 2010
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101
Ladies and Gentlemen:
     We have acted as special counsel to Medallion Foods, Inc., an Arkansas corporation (the “Guarantor”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Ralcorp Holdings, Inc., a Missouri corporation (the “Company”) and by the subsidiary guarantors (including the Guarantor) listed on Schedule I hereto (the “Subsidiary Guarantors”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offer by the Company (the “Exchange Offer”) to exchange up to $300,000,000 in aggregate principal amount of its 6.625% Notes due 2039 (the “Exchange Notes”) for $300,000,000 in aggregate principal amount of the Company’s issued and outstanding 6.625% Notes due 2039 (the “Original Notes”), under the indenture dated as of August 14, 2009 (the “Base Indenture”), as supplemented by a supplemental indenture dated as of August 14, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). All capitalized terms which are defined in the Indenture shall have the same meanings when used herein, unless otherwise specified.
     We have not been involved in the preparation of the Registration Statement, nor were we involved in the negotiation, preparation or execution of the Indenture, the Guarantees (as defined below), or any of the related agreements executed or delivered in connection therewith. We have been retained solely for the purpose of rendering certain opinions pursuant to Arkansas law.
     In connection herewith, we have examined:
     (1) the Registration Statement (including all exhibits thereto);
     (2) an executed copy of the Indenture, including the guarantees of the Original Notes and the Exchange Notes (each, a “Guarantee”) provided for therein;
     (3) an executed copy of the Original Notes;

                    , 2010

     (4) the form of the Exchange Notes (the “Exchange Notes”);
     (5) the Articles of Incorporation and bylaws of the Guarantor, as in effect on the date hereof and as certified by the Secretary or Assistant Secretary of the Guarantor (the “Organizational Documents”);
     (6) a Certificate of Good Standing for the Guarantor as of April 1, 2010; and
     (7) certificates of the Secretary or Assistant Secretary of the Guarantor certifying as to resolutions relating to the transactions referred to herein and the incumbency of officers.
     The documents referenced as items (1) through (4) above are collectively referred to as the “Transaction Documents.”
     We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other corporate records, agreements and instruments of the Guarantor, certificates of public officials and officers of the Guarantor, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Transaction Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity, accuracy and completeness of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to certificates and statements of appropriate representatives of the Guarantor.
     In connection herewith, we have assumed that, other than with respect to the Guarantor, all of the documents referred to in this opinion have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties thereto, all of the signatories to such documents have been duly authorized by all such parties and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such documents.
     We have assumed that the Guarantor’s adoption of the Arkansas Business Corporation Act of 1987 (Acts 1987, No. 958; Ark. Code Ann. § 4-27-101, et seq.), as reflected in the Guarantor’s Articles of Amendment filed with the Arkansas Secretary of State on February 15, 1993, was properly approved and recommended by the Board of Directors and subsequently adopted by the shareholders of the Guarantor, and that such Articles of Amendment were properly executed and filed with the Arkansas Secretary of State, in each case in the manner and in accordance with the procedure required under applicable provisions of the Arkansas Business Corporation Act of 1965 (Acts 1965, No. 576; Ark. Code Ann. § 4-26-101, et seq.) and the

                    , 2010

Arkansas Business Corporation Act of 1987 (Acts 1987, No. 958; Ark. Code Ann. § 4-27-101, et seq.).
     Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that, when (i) the Registration Statement has become effective under the Act, (ii) the Indenture has become duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes (in the form examined by us) have been duly executed by the Company and authenticated and delivered by the Trustee and issued in exchange for the Original Notes in accordance with the provisions of the Indenture upon consummation of and otherwise in accordance with the Exchange Offer the Guarantee provided for in the Indenture by the Guarantor will constitute a valid and binding obligation of the Guarantor.
     In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinion set forth herein is further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:
     (a) Our opinion herein reflects only the application of applicable Arkansas law and the federal laws of the United States (excluding, in each case, the securities and blue sky laws, as to which we express no opinion). The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.
     (b) Our opinion contained herein may be limited by, and we express no opinion regarding the effect of, (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.
     (c) Our opinion is further subject to the effect of generally applicable rules of law arising from statutes, judicial and administrative decisions, and the rules and regulations of governmental authorities that: (i) limit or affect the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating, or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of the contract may be

                    , 2010

unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; and (v) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees.
     (d) We express no opinion as to (1) the enforceability of any provision of the Indenture purporting or attempting to (A) confer exclusive jurisdiction and/or venue upon certain courts or otherwise waive the defenses of forum non conveniens or improper venue, (B) confer subject matter jurisdiction on a court not having independent grounds therefor, (C) modify or waive the requirements for effective service of process for any action that may be brought, (D) waive the right of the Company or any other person to a trial by jury, (E) provide that remedies are cumulative or that decisions by a party are conclusive, (F) modify or waive the rights to notice, legal defenses, statutes of limitations or other benefits that cannot be waived under applicable law or (G) grant a power of attorney to any party, (2) the enforceability of any provision of the Indenture relating to choice of law, or (3) any issue of usury.
     (e) We express no opinion as to (1) whether a subsidiary may guarantee or otherwise be liable for indebtedness incurred by its parent (the “Guaranteed Indebtedness”) except to the extent that such subsidiary may be determined to have benefited from the incurrence of the indebtedness by its parent or (2) whether any such benefit may be measured other than by the extent to which the proceeds of the Guaranteed Indebtedness are, directly or indirectly, made available to such subsidiary for its corporate or other analogous purposes. We have assumed that the Guarantor, both before and after execution of any Transaction Document, (1) is not insolvent, (2) does not and has not incurred debts beyond its ability to pay as they become due, and (3) does not have an unreasonably small amount of capital, in each case as determined under applicable bankruptcy, fraudulent transfer and similar laws.
     We do not render any opinions except as set forth above. The opinion set forth herein is made as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the captions “Legal Matters.” We also consent to your filing copies of this opinion as an exhibit to the Registration Statement with agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the Exchange Offer. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.
Very truly yours,
Friday, Eldrege & Clark, LLP

Schedule I
Bloomfield Bakers, A California Limited Partnership
Bremner Food Group, Inc.
Community Shops, Inc.
Cottage Bakery, Inc.
Flavor House Products, Inc.
Harvest Manor Farms, LLC
Heritage Wafers, LLC
Lofthouse Bakery Products, Inc.
Lovin Oven, LLC
Medallion Foods, Inc.
Nutcracker Brands, Inc.
Parco Foods, L.L.C.
Post Foods, LLC
Ralcorp Frozen Bakery Products, Inc.
RH Financial Corporation
Ripon Foods, Inc.
Sugar Kake Cookie Inc.
The Bun Basket, Inc.
The Carriage House Companies, Inc.